Exhibit 99.5

CONSENT OF J.P. MORGAN SECURITIES INC.

We hereby consent to (i) the use of our opinion letter dated December 6, 2007 to the Board of Directors of Macrovision Corporation (the “Company”) included in Annex C to the Joint Proxy Statement/Prospectus relating to the proposed merger of the Company and Gemstar-TV Guide International, Inc., and (ii) the references to such opinion in such Joint Proxy Statement/Prospectus under the headings “Summary—The Mergers—Our Boards of Directors Unanimously Recommend that Macrovision and Gemstar Stockholders Vote to Adopt the Merger Agreement,” “Macrovision Proposal 1 and Gemstar Proposal 1: The Mergers—Background of the Mergers,” “Macrovision Proposal 1 and Gemstar Proposal 1: The Mergers—Macrovision’s Reasons for the Macrovision Merger; Recommendation of the Macrovision Merger by the Macrovision Board of Directors,” “Macrovision Proposal 1 and Gemstar Proposal 1: The Mergers—Certain Macrovision Projections” and “Macrovision Proposal 1 and Gemstar Proposal 1: The Mergers—Opinions of Macrovision’s Financial Advisors.” In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we hereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

J.P. MORGAN SECURITIES INC.

By:	/s/ J.P. Morgan Securities Inc.
J.P. Morgan Securities Inc.
U907722

March 27, 2008